July 14, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nalbantian / Ms. Ransom

Re:	Safe & Green Holdings Corp. Registration Statement on Form S-1 Filed April 30, 2025 File No. 333-286958

Dear Mr. Nalbantian and Ms. Ransom:

On behalf of Safe & Green Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 19, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the S-1.

Registration Statement on Form S-1. Filed April 30, 2025

Cover Page

1. Disclose on the cover page and in the Offering section the current exercise price of the Series A and Series B warrants and summarize the exercise price reset provision of the Series A and Series B warrants. Please revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of your Series A and Series B warrants. For guidance, refer to Item 501(b)(2) of Regulation S-K. Additionally, disclose that the number of shares issuable on the exercise of the Series B warrants under the alternative cashless exercise provisions increases as the stock price falls further below the initial exercise price of the warrants.

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

2. We note your reference in your prospectus to an "alternative cashless exercise" of the Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants. In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

3. Please revise your cover page disclosure to highlight that the "alternative cashless exercise" provision would allow a Series B warrant holder to receive 3 shares of common stock without having to make any exercise payments, and provide a materially complete discussion of the impact of such exercise on existing shareholders. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series B warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

Recent Developments, page 2

4. Revise this section to acknowledge your intent to conduct a reverse stock split, as contemplated in the proxy statement you recently filed, and disclose the expected ratio, if known, and whether such stock split is intended to increase your minimum closing bid price with a view to addressing the delisting notice you received in December.

Response: In response to this comment, the Company respectfully advises the Staff that this has been addressed in the Company’s proxy statement filed on July 10, 2025.

5. Please revise this section to include disclosure regarding the May 13, 2025, Notice of Delisting issued by Nasdaq pursuant to its discretionary authority under Listing Rule 5101. Please also make corresponding changes to your Risk Factor section as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that it has included disclosure regarding the May 13, 2025, Notice of Delisting issued to the Company, pursuant to its discretionary authority under Listing Rule 5101, as requested by the Staff.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

The Offering, page 2

6. You disclose that you may receive up to and approximately $909,999,854 in aggregate gross proceeds from cash exercises of the Common Warrants, based on the per share exercise price of the Common Warrants. Revise to acknowledge that the Series B Warrants contain an "alternative cashless exercise feature" and explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price that is currently above your market price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive more than one share.  Make consistent revisions throughout your prospectus to make it clear that it is unlikely that you will receive any proceeds from the exercise of such warrants.

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

Risk Factors

Risks Related to this Offering, page 8

7. Please revise your risk factor on page 8 to address the substantial dilution from the reset provision that could adjust upward the number of common shares underlying the Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

8. We note that you have received a notice of delisting from Nasdaq due to failure to maintain minimum stockholder's equity requirement. Disclose the whether the Securities Purchase Agreements were entered into to avoid delisting and, if so, the continued risk that the offering may not result in the Company's securities remaining listed on the Nasdaq given the pressure that the transaction will place upon the minimum bid price.

Response: In response to this comment, the Company respectfully advises the Staff that the Company believes its stockholder’s equity is currently above the Nasdaq minimum requirement, and accordingly, does not believe that to be a risk at this moment.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Exhibits

9. We note counsel provides a qualified opinion as to the Warrant Shares and assumes a sufficient number of authorized but unissued shares of Common Stock are available for issuance when the Warrants are exercised, even though you do not have a sufficient number of authorized shares available for issuance, as evidenced by the proxy statement you have recently filed. Please arrange for counsel to provide an unqualified opinion, when available.

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

General

10. We note that you are registering for resale common shares accounting for approximately 9,776% of your outstanding shares and that the selling shareholders appear to be insulated from market risk as a result of the exercise price reset provisions of the Series A and Series B warrants. Please provide us with a detailed legal analysis as to why you believe that the offering by the selling shareholders should be characterized as a secondary offering rather than an indirect primary offering. Address the circumstances under which the selling shareholders acquired the warrants, the nature of the relationships between the issuer and the selling shareholders, and the provisions of the warrants which mitigate selling shareholders' investment risk. In formulating your response, please consider Securities Act Rule 415 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations

Response: In response to this comment, the Company respectfully advises the Staff that this registration statement will only cover the shares of common stock and the shares of common stock underlying the pre-funded warrants, as the Company has completely eliminated the Series A and B Warrants, including the alternative cashless exercise provision from the April 2025 transaction, as further discussed in the SEC correspondence filed on July 10, 2025. Please note, the Company is in the process of restructuring the transaction with the investors, which includes eliminating the Series A and B Warrants. Thus, we respectfully believe that the comments related to the Series A and B Warrants no longer need to be addressed.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

4